Exhibit 99.2
Reconciliation of Non-GAAP Financial Measure

Reconciliation of Net Income to Net Cash From Operations

Twelve Months
Ended
Dec. 31, 2009
Net Income (Loss) Attributable to Summit Hotel Properties, LLC	$(15,141,232)
plus Depreciation and Amortization	$24,243,567
plus Unsuccessful Project Costs	$1,262,219
less Gain (loss) on Impairment of Sale of Assets	$5,035,248
less State Income Tax Payments	$(728,514)
less Principal Payments on Company debt	$(6,690,737)
less Priority Return Payments to Investors	$(12,271,067)
less Reserves Required by Lenders	$(1,599,939)
plus Capitalized Interest on Loans	$2,840,987
plus Repair Expense Funded by Loans/Reserves	$2,543,167
Net Cash from Operations	$(506,301)